EXHIBIT 99.1

Gaming Partners International Reports Financial Results for the
First Quarter of 2007

Las Vegas, Nevada, May 21, 2007 – Gaming Partners International Corporation (Nasdaq: GPIC), a leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the first quarter ended March 31, 2007.

For the first quarter of 2007, the Company reported revenues of $8.9 million compared to $18.3 million for the first quarter of 2006. Gross profit for the quarter was $1.6 million, or 18% of revenues, compared to $7.2 million, or 39% of revenues, in the same period a year ago.

Net loss for the first quarter was $1.5 million, or $(0.18) per basic and diluted share, compared to net income of $2.1 million, or $0.26 per basic and $0.25 per diluted share, in the three months ended March 31, 2006.

As previously reported, the Company’s results for the first quarter of 2007 were impacted by delays in the receipt of several large anticipated orders from an existing Macau customer of Gaming Partners International SAS, the Company’s French subsidiary.

During the fourth quarter of 2006, GPI SAS submitted several proposals to this customer for very sizeable RFID chip orders. This customer, the owner of several Macau casinos, requested a competing RFID technology to be embedded in gaming chips to be manufactured by GPI SAS, which delayed the proposal until technical and legal solutions could be found.  The Company believes that it has found viable solutions to this customer’s requests, and as such, can proceed toward an agreement based on amended proposals, which would allow the Company to supply chips based on the customer’s specifications during the remainder of 2007 and beyond.

Subsequent to the close of the first quarter the Company has still not received any of these orders but has received several other large orders from other Macau clients, for which it will recognize revenue in the second and third quarters, and anticipates additional orders to be placed throughout the remainder of the year.

Backlog of production orders, which are expected to be filled in 2007, increased to $5.6 million at GPI USA and $7.1 million at GPI SAS at the end of the first quarter. This compares to backlog of $3.9 million and $1.6 million for GPI USA and GPI SAS, respectively, on December 31, 2006.

As of March 31, 2007, the Company had cash and current marketable securities of $8.3 million compared to $10.6 million on December 31, 2006. Working capital was $12.7 million compared to $14.8 million on December 31, 2006.

On April 20, 2007, the Company announced it had received a NASDAQ Staff Determination letter, indicating that the Company was not in compliance with the NASDAQ requirements for continued listing set forth in NASDAQ Marketplace Rule 4310(c)(14) with respect to the Company’s failure to file its Annual Report on Form 10-K for the year ending December 31, 2006 with the Securities and Exchange Commission which was due on April 17, 2007. The Company filed its Form 10-K on May 15, 2007. On May 16, 2007 the Company received notification from NASDAQ that the Company is now in compliance and the previously requested hearing concerning the Company’s request for continued listing has been canceled.

GPIC Announces First Quarter Results/2-2-2-2

Commenting on the results, Gérard Charlier, President and CEO, said, “While we are disappointed with our performance in the first quarter, we believe that the greatest adversity is behind us. The challenges we faced in the first quarter were primarily related to the timing of orders.  We have not yet started receiving the orders from the one client in Macau in the second quarter but expect to receive them through the balance of the year.  We did however receive large orders from other clients. Our leadership position in the gaming equipment industry and particularly in casino chips with all available RFID technologies remains intact, and we are confident that GPI will be a stronger and more focused organization as a result of these challenges.”

Mr. Charlier added, “This remains an incredibly exciting time in the gaming industry, with a number of potential catalysts for GPI. The Asian market is still experiencing tremendous growth, driven by additional American-style mega casino openings planned in Macau. We already supply most of the casinos in the region and throughout Asia, and are well positioned to benefit from the growth of this market as it continues to mature. Additionally, the emerging use of RFID technology in gaming chips has the potential to re-shape the industry as casino operators look for new, more effective ways to combat fraud and monitor wagering activity among individual players. With exclusive rights to sell RFID gaming chips in the United States and a strong position in the rest of the world, we believe that with proper partnerships GPI is poised to lead this next phase in the evolution of casino gaming.”

He concluded, “Despite the weakness we faced in the first quarter, we remain optimistic with respect to the future of GPI. As the established leader in the casino currency market, we look forward to further expanding our position as the global gaming industry continues to grow. We believe that our industry-leading products, longstanding reputation and respected team will enable us to succeed in our efforts going forward.”

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paulson®, Bourgogne et Grasset and Bud Jones®) gaming chips including low frequency and high frequency RFID chips, jetons and plaques, low frequency RFID readers, wheels, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette. GPIC is headquartered in Las Vegas, Nev., with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, N.J.; and Gulfport, Miss. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

GPIC Announces First Quarter Results/3-3-3-3

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties, including, without limitation, statements relating to anticipated future sales or the timing thereof, or the long-term growth and prospects of our business. Actual results or achievements may be materially different from those expressed or implied. GPIC’s plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, its ability to consummate, and the timing of, acquisitions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

Factors that could cause actual results to vary materially from these forward-looking statements include: any significant reduction in the growth rate of new and existing casinos in Macau, the failure of the industry to accept our RFID technology, any unfavorable resolution of a significant lawsuit against us, any patent infringement issues, the development of competing technologies by our competitors, the failure of any supplier to timely deliver key raw materials for our significant products, any customer cancellation of a significant order included in our backlog, the loss or retirement of any of our key employees, any domestic or international terrorist incidents, and any unexpected taxes, regulatory charges, costs or difficulty in the operations of the companies in multiple locations or the manufacturing of our products. Additional information concerning factors and risks that could affect these forward-looking statements and GPIC’s financial condition and results of operations are included in GPIC’s Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarter ended March 31, 2007.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:	KCSA Contacts:
Laura McAllister Cox	Todd Fromer / Lee Roth
702-384-2425	212-896-1215 / 1209
lmcox@gpigaming.com	tfromer@kcsa.com / lroth@kcsa.com

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GAMING PARTNERS INTERNATIONAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

(in thousands, except share amounts)

	MARCH 31,	DECEMBER 31,
	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$5,830	$5,888
Marketable securities	2,497	4,710
Accounts receivables, less allowance for doubtful accounts of $310 and $335 respectively	2,896	4,136
Inventories	11,960	9,251
Prepaid expenses	522	404
Deferred income tax asset	—	355
Other current assets	1,958	1,497
Total current assets	25,663	26,241
Property and equipment, net	14,737	14,567
Goodwill	1,539	1,524
Other intangibles, net	1,179	1,245
Deferred income tax asset	2,443	2,093
Long-term investments	703	683
Other assets, net	613	616
Total Assets	$46,877	$46,969
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term-debt	$1,063	$1,047
Accounts payable	3,034	2,993
Accrued expenses	2,998	4,557
Customer deposits	4,911	1,187
Income taxes payable	202	870
Deferred income tax liability	641	623
Other current liabilities	120	177
Total current liabilities	12,969	11,454
Long-term debt, less current maturities	2,505	2,749
Long-term deferred income tax liability	205	182
Total liabilities	15,679	14,385
Commitments and contingencies (note 11)
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,090,901, respectively, issued and outstanding	81	81
Additional paid-in capital	18,613	18,429
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	11,095	12,690
Accumulated other comprehensive income	1,605	1,580
Total stockholders’ equity	31,198	32,584
Total Liabilities and Stockholders’ Equity	$46,877	$46,969

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	THREE MONTHS ENDED MARCH 31,
	2007	2006
Revenues	$8,921	$18,297

Cost of revenues	7,350	11,103

Gross profit	1,571	7,194

Product development	45	56
Marketing and sales	1,093	1,087
General and administrative	2,806	2,653

Operating income (loss)	(2,373)	3,398

Gain (loss) on foreign currency transactions	(28)	(76)
Interest income	79	61
Interest expense	(49)	(39)
Other income (expense), net	20	37

Income (loss) before income taxes	(2,351)	3,381

Income tax expense (benefit)	(861)	1,301

Net income (loss)	$(1,490)	$2,080

Earnings per share:
Basic	$(0.18)	$0.26
Diluted	$(0.18)	$0.25
Weighted-average shares of common stock outstanding:
Basic	8,094	7,909
Diluted	8,264	8,166